Schedule III
Page 1 of 2

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SECURITI [barcode] ISSION

02021724

RECD S.E.C. 1 2002 516

CM 7/2

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16802

FV 7/5/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equity Planning Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Richmond Road, Ste 231
(No. and Street)

Beachwood (City) Ohio (State) 44124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Skimin (216) 595-0780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blake & Wachs Ltd
(Name — *if individual, state last, first, middle name*)

23230 Chagrin Blvd (Address) Cleveland (City) Ohio (State) 44122 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ned S. Weingart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Planning Securities Corp., as of April 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

TAMMY RAMSEY
Notary Public - State of Ohio
My Commission Expires Nov. 20, 2005
(Recorded in Portage County)

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY PLANNING SECURITIES CORP.

FINANCIAL STATEMENTS

April 30, 2002

EQUITY PLANNING SECURITIES CORP.

APRIL 30, 2002

TABLE OF CONTENTS

EQUITY PLANNING SECURITIES CORP.
Balance Sheet
April 30, 2002

ASSETS

Current Assets	
Cash (Including Certificate Deposit of $20,283)	$ 21,096
Interest Receivable	2
Prepaid Expenses	296
Total Current Assets	$ 21,394

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	
Note payable - Equity Planning Corp.	$ 6,307
Accrued Expenses	1,569
Total Current Liabilities	7,876
Stockholders' Equity	
Common Stock ($1 state value, 500 shares authorized issued, and outstanding)	500
Additional Paid-In-Capital	10,750
Retained Earnings	2,268
Total Stockholders' Equity	13,518
Total Liabilities and Stockholders' Equity	$ 21,394

The accompanying notes are an integral part of these financial statements

EQUITY PLANNING SECURITIES CORP.
Statement of Operations and Retained Earnings
Year Ended April 30, 2002

Interest Income		$ 474
Operating Expenses		
Dues and Assessments	$ 661	
Insurance	420	
Professional Fees	1,791	
Taxes	114	
Interest	504	
Office	247	3,737
Income/(Loss)		(3,263)
Retained Earnings, Beginning of Year		5,531
Retained Earnings, End of Year		$ 2,268

The accompanying notes are an integral part of these financial statements

EQUITY PLANNING SECURITIES CORP.

Statement of Cash Flows
Year Ended April 30, 2002

Cash Flows from Operating Activities:	
Net Income/(Loss)	$ (3,263)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Change in:	
Interest Receivable	227
Interest Payable	504
Prepaid Insurance	(87)
Accrued Taxes	(28)
Net Cash Applied To Operating Activities	(2,647)
Cash, Beginning of Year	23,743
Cash, End of Year	$ 21,096

The accompanying notes are an integral part of these financial statements

EQUITY PLANNING SECURITIES CORP.
Reconciliation of the Computation of Net Capital
April 30, 2002

Unaudited Computation of Net Capital (Submitted by Company)	$ 13,195
Change in Elements of Net Capital	-
Net Capital	$ 13,195

The accompanying notes are an integral part of these financial statements

Blake & Wachs Ltd

CERTIFIED PUBLIC ACCOUNTANTS

23230 CHAGRIN BOULEVARD

CLEVELAND, OHIO 44122

216 / 464-7600

FAX 216 / 464-4474

Board of Directors
Equity Planning Securities Corp.
Beachwood, Ohio 44122

In planning and performing our audit of the financial statements of **Equity Planning Securities Corp.**, for the year ended April 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under the rule of 17a-3(a)(11) and the procedures of determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(continued)

Board of Directors
Equity Planning Securities Corp.
Beachwood, Ohio 44122

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. We noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Commission of 1934 and should not be used for any other purposes.

Blake & Wachs Ltd

Blake & Wachs Ltd
May 29, 2002